UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

To whom it may concern:

May 15, 2013

Company:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Code Number:	8411 (TSE, OSE 1st Sec.)

Acquisition and Cancellation of Thirteenth Series Class XIII Preferred Stock

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, in order to improve capital efficiency, it has determined, at its meeting of the board of directors held today, to acquire all of the shares of the Thirteenth Series Class XIII Preferred Stock issued by the Company in accordance with the provisions of Article 19 of the Company’s Articles of Incorporation and Article 14 of the Terms and Conditions of the Thirteenth Series Class XIII Preferred Stock, to submit the proposal necessary for that acquisition at the eleventh (11th) ordinary general meeting of shareholders scheduled to be held on June 25, 2013, and, subject to the acquisition, to cancel the preferred stock in accordance with the provisions of Article 178 of the Company Law, as described below.

Description

1.	Details of Acquisition

(1) Class of Shares to be Acquired:	Thirteenth Series Class XIII Preferred Stock

(2) Total Number of Shares to be Acquired:	36,690,000 shares

(3) Acquisition Price:	JPY 1,008.384 per share

(Note)	The above acquisition price is the sum of JPY 1,000 per share and the amount equivalent to the accrued dividends per share (Which means the dividend amount of the Thirteenth Series Class XIII Preferred Stock calculated on a per diem basis by being divided by the total number of days from and including the initial date of the business year to which the acquisition date belongs up to and including the acquisition date, and such calculation shall be made to units of JPY 0.0001, by rounding up to the nearest JPY 0.001 JPY 0.0005 or more and disregarding amounts less than JPY 0.0005. The same shall apply hereinafter.)

(4) Total Amount of Acquisition:	JPY 36,997,608,960

(5) Acquisition Date:	July 11, 2013

(6) The above is subject to an approval of the eleventh (11th) ordinary general meeting of shareholders scheduled to be held on June 25, 2013.

2.	Details of Cancellation

(1) Class of Shares to be Cancelled:	Thirteenth Series Class XIII Preferred Stock

(2) Total Number of Shares to be Cancelled:	36,690,000 shares
(all of the shares of the Thirteenth Series Class XIII Preferred Stock to be acquired, as described in 1. above)

(3) Effective date:	July 11, 2013

(4) The cancellation shall be subject to the Company’s acquisition of all of the shares of the Thirteenth Series Class XIII Preferred Stock described in 1. above.

(Reference)

Summary terms of the Thirteenth Series Class XIII Preferred Stock to be acquired:

(1) Initial Date of Issue:	March 28, 2003

(2) Number of Shares Issued:	36,690 shares

(Note)	Effective on Sunday, January 4, 2009, the Company conducted an allotment of shares or fractions of a share without consideration, with a record date of Saturday, January 3, 2009, and the same type of shares and fractions of a share were respectively allotted to all shareholders at the rate of 999 shares per one (1) share, and to all holders of fractional shares at the rate of 9.99 shares per every 0.01 share, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by them, without any additional consideration. The current number of the issued and outstanding shares of the Thirteenth Series Class XIII Preferred Stock after conducting the allotment of shares or fractions of a share without consideration is 36,690,000 shares.

(3) Total Amount Issued:	JPY 36,690,000,000

(4) Provisions for Acquisition:	On or after April 1, 2013, the Company may acquire, at the acquisition price as set forth below, all or a part of the Thirteenth Series Class XIII Preferred Stock on the date separately determined by a resolution of a general meeting of shareholders. Partial acquisition shall be made by way of lot or pro rata allocation. The acquisition price shall be JPY 1,000 per share plus an amount equivalent to any accrued dividends; provided, however, that in the case where the Thirteenth Series Class XIII Preferred Stock Interim Dividends have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

[End of Document]

Contact:

Mizuho Financial Group, Inc.

Public Relations Office

Corporate Communications

Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Acquisition and Cancellation of Thirteenth Series Class XIII Preferred Stock” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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